March 27, 2020

Jianhua Wu
Chief Executive Officer
Sharing Economy International Inc.
M03, 3/F, Eton Tower
8 Hysan Avenue, Causeway Bay
Hong Kong

       Re: Sharing Economy International Inc.
           Preliminary Information Statement on Schedule 14C
           Filed January 31, 2020
           File No. 001-34591

Dear Mr. Wu:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:    Thomas E. Puzzo, Esq.